UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: June 30, 2010
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

At the Annual General Meeting of the holders (the “Shareholders”) of the common shares of Fly Leasing Limited (formerly known as Babcock & Brown Air Limited) (the “Company”) held on June 29, 2010, the Shareholders approved the following:
1.	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	11,282,007	162,808	42,014
Sean Donlon	11,281,806	163,019	42,004
Joseph M. Donovan	11,306,806	138,019	42,004
James Fantaci	11,272,761	174,976	39,092
Susan M. Walton	11,193,626	252,549	40,654
2.	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors (the “Board”) of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
11,371,961	83,695	31,173
3.	The change of the Company’s name to “Fly Leasing Limited”.

Votes in Favor	Votes Against	Abstentions
11,313,876	119,861	53,092
4.
The Amended and Restated Bye-laws of the Company (the “Bye-laws”) to (i) remove all references to “Babcock & Brown” (as previously defined therein); (ii) remove the Company’s name wherever it appears in forms prescribed in the Bye-laws; (iii) provide that holders of the Company’s common shares may nominate candidates for election to the Board only when holding five percent or more of the Company’s issued common shares; and (iv) make other minor clarifying and administrative changes.

Votes in Favor	Votes Against	Abstentions
9,052,501	2,383,200	51,128
The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Amended and Restated Bye-laws of Fly Leasing Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: June 30, 2010	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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